
Mail Stop 3561

September 23, 2016

Sidney Xuande Huang
Chief Financial Officer
JD.com, Inc.
JD Building, No. 18
Kechuang 11 Street, BDA
Beijing, The People's Republic of China, 101111

     Re: JD.com, Inc.
              Form 20-F for the Fiscal Year Ended December 31, 2015
              Filed April 18, 2016
              File No. 1-36450

Dear Mr. Huang:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

Results of Operations

Years Ended December 31, 2015 and 2014, page 91

1.   We note that your total net revenues for fiscal year 2015 increased by 57.6%, "primarily due to the growth in [your] annual active customer accounts from core business… and the growth in the number of orders [you] fulfilled." We further note that your "ability to increase active customer accounts and orders from customers" is a major factor impacting your operating results.   Please tell us what consideration you gave to disclosing, for each of the periods presented, the (i) average value of total purchases, (ii) average basket size per order, and (iii) average number of orders, in each case measured per active customer account, so that investors can better understand and evaluate the company's financial

performance. Please also tell us what consideration you gave to disclosing metrics related to new versus existing active customer accounts.

Item 18. Financial Statements

Notes to Consolidated the Consolidated Financial Statements

2. Please tell us why you have not disclosed the changes in the accumulated balances for each component of other comprehensive income as required by ASC 220-10-45-14A.

6. Investments in equity investees, page F-34

3. Please tell us what consideration you gave to providing summarized information as to assets, liabilities and results of operations of equity method investees in accordance with Rule 4-08(g) of Regulation S-X.

8. Accounts receivable, net, page F-40

4. Please tell what consideration you gave to disclosing (a) your policies and methodology used to estimate the allowance for doubtful accounts related to financing receivables and (b) the activity in the allowance for doubtful accounts related to the financing receivables.

13. Intangible assets, net, page F-42

5. In future filings, please disclose the weighted-average amortization period in total and by each intangible assets class.

23. Share-based Compensation, page F-49

6. In future filings, please disclose the total intrinsic value of options exercised and restricted stock units vested and the total fair value of restricted stock units vested for each year presented. Please refer to ASC 718-10-50-2d.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689 or Lilyanna Peyser, Special Counsel at (202) 551-3222 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

Cc: Z. Julie Gao, Partner, Skadden, Arps, Slate, Meagher & Flom LLP